SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

11 May 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 May 2009 which we released to The Stock Exchange of Hong Kong Limited on 11 May 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

Encl

dlw 5/18

E:\tn\SA\Tangshan\Acquisition of KB's 15% interest\Ann\ltr.doc1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTION RELATING TO THE JOINT VENTURE FOR THE ACQUISITION, HOLDING AND DEVELOPMENT OF LAND IN TANGSHAN CITY, HEBEI PROVINCE, PRC

Reference is made to the Previous Announcements.

The Board announces that on 11 May 2009, the Parties entered into the Novation Deed pursuant to which WTIL shall transfer and novate to SACL all of its rights, title and interests under and in the Agreements, including the part of the Deposit contributed by WTIL, subject to the terms and conditions of the Novation Deed.

KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. The Transactions, which would result in an increase in the accumulative maximum contribution of the Group to the JVCO(s) to approximately RMB747.6 million (approximately HK$849.5 million), constitute a connected transaction for SA under the Listing Rules. Since the increased accumulative maximum contribution exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the reporting and announcement requirements but are exempt from independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

INTRODUCTION

Reference is made to the Previous Announcements.

The Board announces that on 11 May 2009, the Parties entered into the Novation Deed pursuant to which WTIL shall transfer and novate to SACL all of its rights, title and interests under and in the Agreements, including the part of the Deposit contributed by WTIL, subject to the terms and conditions of the Novation Deed.

THE NOVATION DEED

The principal terms of the Novation Deed are as follows:

Date: 11 May 2009

Parties: KPCL, JIPL, SACL and WTIL

Transfer and assumption: Subject to fulfilment of the Condition:

(a) WTIL shall, on the Effective Date, be deemed to have transferred and assigned to SACL absolutely all of its rights, title and interests under and in the Agreements, including but not limited to the part of the Deposit contributed by WTIL in the sum of RMB35,850,000;

(b) SACL shall, on the Effective Date, be deemed to have assumed the responsibility to perform, observe and fulfil all of the liabilities, duties and obligations of WTIL under the Agreements and be deemed to be bound by the terms of the Agreements as if SACL was named in the Agreements in place of WTIL; and

(c) each of KPCL and JIPL shall, on the Effective Date, be deemed to have consented to the transfer, assignment and assumption as set out under paragraphs (a) and (b) above such that WTIL shall, on the Effective Date, be deemed to be substituted and replaced by SACL under the Agreements, and each of SACL, JIPL and KPCL shall, on the Effective Date, be deemed to have released and discharged WTIL from the performance, observance and fulfilment of all of WTIL's payment or other obligations or duties under the Agreements.

Subject to the fulfilment of the Condition, on the Effective Date, SACL shall pay, or shall procure the payment of, the sum of HK$45,000,000 to WTIL, which represents all amounts paid by WTIL relating to the projects in Tangshan City comprising WTIL's 15% share in each of: the Deposit, the RMB21 million penalty paid to the Tangshan Municipal Bureau of Land and Resources (唐山市國土資源局) for the cancellation of the previous land bid and various pre-incorporation expenses for this project.

On the Effective Date, save as aforesaid, each of the Agreements shall remain in full force and effect in accordance with the terms thereof.

Prior to the transactions contemplated under the Novation Deed having taken place on the Effective Date, and, if applicable, upon and after termination of the Novation Deed (see the paragraph headed "The Novation Deed – Termination" below), each of the Agreements shall remain in full force and effect in accordance with the terms thereof.

Condition: The transactions mentioned in the paragraphs headed "The Novation Deed – Transfer and assumption" above are conditional upon the obtaining of the approval from the Tangshan Municipal Bureau of Land and Resources (唐山市國土資源局), PRC for the change of parties in respect of the land bid for the land use rights of the Project Sites as contemplated under the Novation Deed.

Termination: If the Condition has not been satisfied at or before 5:00 p.m. on 31 December 2009 or such later date as the Parties may agree in writing, the Novation Deed will immediately terminate and all rights and obligations of the Parties shall cease immediately upon termination except that termination shall not affect the then accrued rights and obligations of the Parties.

FINANCIAL EFFECTS OF THE TRANSACTIONS

Pursuant to the Master Joint Venture Agreement, the proposed shareholdings of KPCL, JIPL, SACL and WTIL in the JVCO(s) shall be in the proportion of 40%, 25%, 20% and 15%, respectively. Based on the maximum total investment amount in the JVCO(s) of approximately RMB2,136 million (approximately HK$2,427 million), the maximum contributions of KPCL, JIPL, SACL and WTIL to the JVCO(s) were then expected to be approximately RMB854.4 million (approximately HK$970.9 million), approximately RMB534 million (approximately HK$606.8 million), approximately RMB427.2 million (approximately HK$485.5 million) and approximately RMB320.4 million (approximately HK$364.1 million), respectively. After completion of the Transactions, the proposed shareholdings of KPCL, JIPL and SACL in the JVCO(s) shall be in the proportion of 40%, 25% and 35%, respectively, and the maximum contributions of KPCL, JIPL and SACL to the JVCO(s) are expected to be approximately RMB854.4 million (approximately HK$970.9 million), approximately RMB534 million (approximately HK$606.8 million) and approximately RMB747.6 million (approximately HK$849.5 million), respectively.

It is currently expected that the funding required by SACL for making the maximum contribution to the JVCO(s) will be sourced by SACL from its internal cash reserves and/or external bank borrowings. SACL is not able to ascertain the proportion between internal cash reserves and external bank borrowings at this stage. The funding requirement for making the maximum contribution is not expected to have any material impact on the Group.

REASONS FOR ENTERING INTO THE TRANSACTIONS

As mentioned in the Previous Announcements, the designated uses of the Project Sites include hotel, and it is currently contemplated that there will be hotel developments on the Project Sites. With the experience, standing and expertise of the Group in the hotel industry, it will be in the interests of the Group to take a larger stake in the project.

INFORMATION ABOUT SA, KB, KPL AND APL

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The KB Group's principal activities consist of investment holding with interests in companies which are involved in sugar cane cultivation, sugar milling and sugar refining, flour milling, animal feed manufacturing, edible oil refining and trading, hotel operations, shipping, property investment and development, oil palm cultivation, film distribution and exhibition, environmental engineering, waste management and utilities, insurance, reinsurance and insurance broking as well as general trading.

The KPL Group is principally engaged in (i) property development, investment and management in Hong Kong, PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investment in Hong Kong and PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in PRC.

APL is listed on SGX. The APL Group is principally engaged in property development and investment and project management.

IMPLICATIONS UNDER THE LISTING RULES

KHL is the controlling shareholder of both KPL and SA. KPL is an associate of KHL and therefore a connected person of SA. APL's subsidiary is a substantial shareholder interested in 25% of the issued shares of an indirect 75% owned subsidiary of SA and therefore APL is a connected person of SA. The Transactions, which would result in an increase in the accumulative maximum contribution of the Group to the JVCO(s) to approximately RMB747.6 million (approximately HK$849.5 million), constitute a connected transaction for SA under the Listing Rules. Since the increased accumulative maximum contribution exceeds 0.1% but is less than 2.5% of the total assets and market capitalization of SA, the Transactions are only subject to the reporting and announcement requirements but are exempt from independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

The Directors (including the independent non-executive Directors) take the view that the entering into of the Transactions is in the ordinary and usual course of business of the Group and believe that the terms of the Transactions are on normal commercial terms and are fair and reasonable and in the interests of SA and the Shareholders as a whole.

GENERAL

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as executive Directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as independent non-executive Directors.

DEFINITIONS

Unless otherwise defined below, terms used in this announcement shall have the same meanings as those defined in the Previous Announcements:

"Agreements"	the Master Joint Venture Agreement and the Joint Bid Agreement;
"Board"	the board of Directors;
"Business Day"	any day (other than Saturdays and Sundays) on which banks are generally open for business in Hong Kong;
"Conditions"	has the meaning given to it under the section headed "The Novation Deed" in this announcement;
"Deposit"	an initial deposit of RMB239 million paid by the Parties in proportion to their respective proposed shareholdings in the JVCO(s) as contemplated under the Joint Bid Agreement in connection with the acquisition, holding and development of the Project Sites;
"Directors"	directors of SA;
"Effective Date"	the Business Day after the date on which all the Condition has been satisfied or such other date as the Parties may agree in writing;
"Group"	SA and its subsidiaries;
"Novation Deed"	the novation deed dated 11 May 2009 and entered into between the Parties in respect of the transfer and novation from WTIL to SACL the rights, title and interests of WTIL under and in the Agreements, including the part of the Deposit contributed by WTIL in the sum of RMB35,850,000;
"Previous Announcements"	the joint announcements of SA and KPL dated 4 February 2009 in relation to the payment of Deposit for joint bid of land in Tangshan City, Hebei Province, PRC and dated 11 February 2009 in relation to the establishment of joint venture for the acquisition, holding and development of land in Tangshan City, Hebei Province, PRC;
"Shareholders"	holders of the Shares;
"Shares"	ordinary shares of HK$1.00 each in the capital of SA; and
"Transactions"	the entering into of the Novation Deed by the Parties and the transactions contemplated thereunder.

Amounts denominated in RMB in this announcement have been converted into HK$ at the rate of RMB0.88 = HK$1 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 11 May 2009

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2009 MAY 18 A 2:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 May 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 11 May 2009 which we released to The Stock Exchange of Hong Kong Limited on 11 May 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Tracy Kong
Assistant Company Secretary

Encl

E:\bryant\Bermuda\SL Asia\MCS Group\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

Continuing Connected Transactions and Connected Transactions

On 7 May 2009, (i) SLUL as landlord and MCS Tenants as tenants entered into the Tenancy Agreements for lease of the Premises, and OJ entered into the Letters of Guarantee in favour of SLUL to guarantee performance of MCS Tenants under the Tenancy Agreements; and (ii) SLUL and MCS Holding entered into the Master Licence Agreement pursuant to which SLUL shall license certain CPS to MCS Group.

Also on 7 May 2009, SLUL and MCS Property entered into the Fitting-out Agreements pursuant to which MCS Property has agreed to carry out certain fitting-out works on the Premises, and MCS Tenants entered into the Indemnity Agreements to indemnify SLUL for damages and losses SLUL may suffer in connection with the fitting-out works to be performed by MCS Property under the Fitting-out Agreements.

Subsidiaries of MCS Holding are substantial shareholders of certain subsidiaries of the Company, and hence MCS Holding is a connected person of the Company under the Listing Rules. OJ, a director of certain subsidiaries of the Company, is also a connected person of the Company. Since each of Green Catering and MCS Property is a wholly-owned subsidiary of MCS Holding, Green Catering and MCS Property are also connected persons of the Company. Since the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement are of a continuing nature, the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement constitute continuing connected transactions of the Company. The transactions under the Fitting-out Agreements constitute connected transactions of the Company.

Since the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement are of similar nature, the rental and management fees receivable under the Tenancy Agreements and the licence fees receivable under the Master Licence Agreement shall be aggregated. Since the Annual Caps of the aggregate maximum amounts receivable under the Tenancy Agreements and the Master Licence Agreement are greater than 0.1% but less than 2.5% of the revenue ratio, the Tenancy Agreements and the Master Licence Agreement are only subject to the announcement, reporting and annual review requirements under the Listing Rules and are exempt from independent shareholders' approval requirements.

Since the aggregate amounts payable by SLUL under the Fitting-out Agreements are greater than 0.1% but less than 2.5% of the revenue ratio, the Fitting-out Agreements are only subject to the announcement and reporting requirements under the Listing Rules and are exempt from independent shareholders' approval requirements.

Particulars of the Tenancy Agreements, the Master Licence Agreement and the Fitting-out Agreements will be disclosed in future annual reports and accounts of the Company in accordance with Rule 14A.45 and/or Rule 14A.46 of the Listing Rules.

INTRODUCTION

On 7 May 2009, (i) SLUL as landlord and MCS Tenants as tenants entered into the Tenancy Agreements for lease of the Premises, and OJ entered into the Letters of Guarantee in favour of SLUL to guarantee performance of MCS Tenants under the Tenancy Agreements; and (ii) SLUL and MCS Holding entered into the Master Licence Agreement pursuant to which SLUL shall license certain CPS to MCS Group.

Also on 7 May 2009, SLUL and MCS Property entered into the Fitting-out Agreements pursuant to which MCS Property has agreed to carry out certain fitting-out works on the Premises, and MCS Tenants entered into the Indemnity Agreements to indemnify SLUL for damages and losses SLUL may suffer in connection with the fitting-out works to be performed by MCS Property under the Fitting-out Agreements.

Details of the above transactions are set out below.

MAJOR TERMS OF THE TENANCY AGREEMENTS AND THE MASTER LICENCE AGREEMENT

(I) Tenancy Agreement relating to Levels 8, 14, 15 and 16 of the Building

Date:	7 May 2009
Landlord:	SLUL, a 51% subsidiary of the Company while the remaining 49% is indirectly held by MCS Holding
Tenant:	MCS Holding
Premises:	Levels 8, 14, 15 and 16 of the Building, with a total net floor area of approximately 6,861 sq.m.
Use of the Premises:	Office use
Term:	3 years commencing from 7 May 2009 and expiring on 6 May 2012 (both days inclusive), with a rent-free period of five months between the period of 7 May 2009 to 6 October 2009.

Rent and Management fees:	Rent: P.C.U.209,260.50 (i.e. US$209,260.50) per month on the basis of P.C.U. 30.50 (i.e. US$30.50) per sq.m.. The said basis has taken into account the costs to be incurred by SLUL for provision of the fitting-out of the Premises pursuant to the Tenancy Agreement. Management fees: the management fees are calculated on the basis of P.C.U. 5.00 (i.e. US$5.00) per sq.m.. It is estimated that the monthly management fees would be P.C.U. 34,305.00 (i.e. US$34,305.00) per month (subject to periodic revision and readjustment). Both rent and management fees are payable by MCS Holding (exclusive of value-added tax, government levies and taxes and other outgoings required by the laws and regulations to be paid by MCS Holding) on the first day of each calendar month.
Other terms:	(A) Upon signing of the Tenancy Agreement, MCS Holding shall pay a sum of P.C.U.1,581,460.50 (i.e. US$1,581,460.50) which consists of the following: (a) P.C.U.243,565.50 (i.e. US$243,565.50), being one month's rental and management fee; and (b) P.C.U.1,337,895.00 (i.e. US$1,337,895.00), being the advance payment of part of the rent during the term ("**Advanced Rental**"), and reflects the costs to be incurred by SLUL for provision of the fitting-out of the Premises pursuant to the Tenancy Agreement. The Advanced Rental shall be divided into 30 equal instalments (representing the total number of months during the term, less (i) the 5-month rent-free period; and (ii) the first month rental which is included in the said advance payment), and each instalment shall be deducted from the monthly rent payable starting from the seventh month during the term of the Tenancy Agreement. (B) MCS Holding may sub-let various parts of the Premises to members of MCS Group, and such members of MCS Group shall pay the rent and management fees to SLUL in accordance with the Tenancy Agreement.

(II) Tenancy Agreement relating to Level 17 of the Building

Date:	7 May 2009
Landlord:	SLUL
Tenant:	Green Catering, a wholly-owned subsidiary of MCS Holding
Premises:	Level 17 of the Building, with a total net floor area of approximately 1,707sq.m.
Use of the Premises:	A top-class restaurant and a VIP membership club
Term:	3 years commencing from 7 May 2009 and expiring on 6 May 2012 (both days inclusive), with a rent-free period of five months between the period of 7 May 2009 to 6 October 2009.
Rent and Management fees:	Rent: P.C.U. 63,159.00 (i.e. US$63,159.00) per month on the basis of P.C.U.37.00 (i.e. US$37.00) per sq.m.. The said basis has taken into account the costs to be incurred by SLUL for provision of the fitting-out of the Premises pursuant to the Tenancy Agreement. Management fees: the management fees are calculated on the basis of P.C.U. 6.50 (i.e. US$6.50) per sq.m.. It is estimated that the monthly management fees would be P.C.U. 11,095.50 (i.e. US$11,095.50) per month (subject to periodic revision and readjustment). Both rent and management fees are payable by Green Catering (exclusive of value-added tax, government levies and taxes and other outgoings required by the laws and regulations to be paid by Green Catering) on the first day of each calendar month.
Other terms:	Upon signing of the Tenancy Agreement, Green Catering shall pay a sum of P.C.U.739,984.50 (i.e. US$739,984.50) which consists of the following: (a) P.C.U.74,254.50 (i.e. US$74,254.50), being one month's rental and management fee; and (b) P.C.U.665,730.00 (i.e. US$665,730.00), being the advance payment of part of the rent during the term ("**Advanced Rental**"), and reflects the costs to be incurred by SLUL for provision of the fitting-out of the Premises pursuant to the Tenancy Agreement. The Advanced Rental shall be divided into 30 equal instalments (representing the total number of months during the term, less (i) the 5-month rent-free period; and (ii) the first month rental which is included in the said advance payment) and each instalment shall be deducted from the monthly rent payable starting from the seventh month during the term of the Tenancy Agreement.

The monthly rent payable under the Tenancy Agreements, after deducting the portion reflecting SLUL's costs to be incurred in the fitting-out of the Premises under the respective Tenancy Agreements, was based on the prevailing market rates. The management fees were also determined based on the management fee budget of the Building.

(III) Master Licence Agreement

Date:	7 May 2009
Parties:	(A) SLUL
	(B) MCS Holding
Licence Term:	For a period of 36 months commencing from 7 May 2009 and ending on 6 May 2012 (both days inclusive).

Major terms of the Master Licence Agreement:

SLUL and MCS Holding agree that:

(a) the maximum amount of licence fee payable for each CPS per day during the Licence Term shall not exceed US$8.00 (exclusive of value-added tax), subject to adjustments by SLUL upon periodic review;

(b) during the Licence Term, the duration of the licence for each CPS shall not be more than three years and each licence shall expire on or before the Expiry Date;

(c) the terms of the licence of each CPS (including the amount of licence fee chargeable by SLUL) shall be of normal commercial terms and on terms no more favourable to MCS Group than those SLUL offers to other third parties for licence of other CPS;

(d) SLUL shall, and MCS shall procure members of MCS Group to enter into definitive licence agreements governing licence of each CPS, and the terms of such licence agreements shall reflect the terms set out above.

The rate of licence fee chargeable by SLUL is determined with reference to the prevailing market rates and is comparable with the rates charged by SLUL on other licencees for licence of other CPS.

The Annual Caps

In relation to the Tenancy Agreements, the Annual Caps consist of (i) the rent; (ii) the management fees, taking into account the possible revisions and adjustments (including those due to inflation) pursuant to the Tenancy Agreements; and (iii) estimated charges for air-conditioning supply to the Premises after normal business hours.

In relation to the Master Licence Agreement, the Annual Caps are determined by the maximum rate of licence fees payable by MCS Group, on the basis that MCS Group shall license a maximum of 15 CPS at all times during the Licence Term.

The following table sets out the Annual Caps in respect of the income from the Tenancy Agreements and the Master Licence Agreement for the financial years ending 31 December 2009 to 2012:

Annual Cap	2009	2010	2011	2012
Transactions under the Tenancy Agreements	US$2,400,000.00	US$3,500,000.00	US$3,600,000.00	US$1,300,000.00
Transactions under the Master Licence Agreement	US$30,000.00	US$45,000.00	US$45,000.00	US$16,000.00

If the relevant caps stated above are exceeded, the Company will re-comply with Chapter 14A of the Listing Rules.

Letters of Guarantee

Under the Tenancy Agreements, the respective MCS Tenants are required to pay to SLUL the following amounts of deposits:

By MCS Holding under the Tenancy Agreement relating to Levels 8, 14, 15 and 16 of the Building – P.C.U. 730,696.50 (i.e. US$730,696.50).

By Green Catering under the Tenancy Agreement relating to Level 17 of the Building – P.C.U. 222,763.50 (i.e. US$222,763.50).

(the aggregate amount of deposits payable under both Tenancy Agreements are collectively referred to as the "**Deposits**", and a "**Deposit**" shall be construed accordingly).

However, under the Tenancy Agreements, the obligation to pay the Deposits by the MCS Tenants can be substituted by OJ providing a guarantee in favour of SLUL for the due and punctual performance by the MCS Tenants of all obligations under the respective Tenancy Agreements, in which case no cash deposits shall be required to be placed by MCS Tenants under the respective Tenancy Agreements.

In view of the above, OJ entered into two Letters of Guarantee on 7 May 2009 in favour of SLUL under which OJ unconditionally and irrevocably guarantees the due and punctual performance of all obligations of MCS Tenants up to the amount of the Deposit under the respective Tenancy Agreements. Each of the Letters of Guarantee will subsist during the term under the respective Tenancy Agreements and will remain in full force and effect until all the obligations of MCS Tenants under the respective Tenancy Agreements have been fully paid, satisfied and performed in the opinion of SLUL.

MAJOR TERMS OF THE FITTING-OUT AGREEMENTS

(I) Fitting-out Agreement relating to Levels 8, 14, 15 and 16 of the Building

Date: 7 May 2009

Parties: (A) SLUL

(B) MCS Property

Under the above Fitting-out Agreement, MCS Property shall carry out internal fitting-out works in Levels 8, 14, 15 and 16 of the Building at the fees of US$1,382,491.50 (inclusive of all taxes and liabilities to be paid by MCS Property) payable by SLUL. The fitting-out works shall be completed by MCS Property within 90 days from the date of the Fitting-out Agreement or any other period as agreed by SLUL and MCS Property (the "**Completion Date**"). 90% of the fitting-out fees shall be payable by SLUL after the Completion Date, while the balance shall be paid after all defects relating to the fitting-out works (if any) have been rectified and verified by SLUL.

(II) Fitting-out Agreement relating to Level 17 of the Building

Date: 7 May 2009

Parties: (A) SLUL

(B) MCS Property

Under the above Fitting-out Agreement, MCS Property shall carry out internal fitting-out works in Level 17 of the Building at the fees of US$687,921.00 (inclusive of all taxes and liabilities to be paid by MCS Property) payable by SLUL. The terms of payment of the fitting-out fees and the period for completion of the fitting-out work are the same as those under the Fitting-out Agreement relating to Levels 8, 14, 15 and 16 of the Building.

The fitting-out fees payable by SLUL under the Fitting-out Agreements are determined with reference to the prevailing market rates offered by other independent third party contractors.

Indemnity Agreements

In connection with each of the Fitting-out Agreements,

(i) MCS Holding entered into an Indemnity Agreement on 7 May 2009 in favour of SLUL to indemnify SLUL against any liability, loss or damage SLUL may suffer as a result of claims, demands, costs or judgments against SLUL, its holding company, the respective directors, officers and employees arising from and/or in connection with the fitting-out works completed and performed by MCS Property under the Fitting-out Agreement relating to Levels 8, 14, 15 and 16 of the Building; and

(ii) Green Catering entered into an Indemnity Agreement on 7 May 2009 in favour of SLUL to indemnify SLUL against any liability, loss or damage SLUL may suffer as a result of claims, demands, costs or judgments against SLUL, its holding company, the respective directors, officers and employees arising from and/or in connection with the fitting-out works completed and performed by MCS Property under the Fitting-out Agreement relating to Level 17 of the Building.

The Indemnity Agreements shall commence on the commencement date of the respective Tenancy Agreements relating to the corresponding Premises and shall continue until the expiry of the respective Tenancy Agreements.

REASONS FOR THE TRANSACTIONS

The Group is the owner of the Building at Ulaanbaatar, Mongolia and the Building (including the CPS) is available for lease and fitting-out work is required for the Premises. The Directors (including independent non-executive Directors) are of the view that the terms of each of the Transaction Documents are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole, and that they were entered in the ordinary and usual course of business of the Group with reference to the prevailing market conditions.

LISTING RULES IMPLICATIONS

Subsidiaries of MCS Holding are substantial shareholders of certain subsidiaries of the Company, and hence MCS Holding is a connected person of the Company under the Listing Rules. OJ, a director of certain subsidiaries of the Company, is also a connected person of the Company. Since each of Green Catering and MCS Property is a wholly-owned subsidiary of MCS Holding, Green Catering and MCS Property are also connected persons of the Company. Since the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement are of a continuing nature, the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement constitute continuing connected transactions of the Company. The transactions under the Fitting-out Agreements constitute connected transactions of the Company.

Since the transactions contemplated under the Tenancy Agreements and the Master Licence Agreement are of similar nature, the rental and management fees receivable under the Tenancy Agreements and the licence fees receivable under the Master Licence Agreement shall be aggregated. Since the Annual Caps of the aggregate maximum amounts receivable under the Tenancy Agreements and the Master Licence Agreement are greater than 0.1% but less than 2.5% of the revenue ratio, the Tenancy Agreements and the Master Licence Agreement are only subject to the announcement, reporting and annual review requirements under the Listing Rules and are exempt from independent shareholders' approval requirements.

Since the aggregate amounts payable by SLUL under the Fitting-out Agreements are greater than 0.1% but less than 2.5% of the revenue ratio, the Fitting-out Agreements are only subject to the announcement and reporting requirements under the Listing Rules and are exempt from independent shareholders' approval requirements.

Particulars of the Tenancy Agreements, the Master Licence Agreement and the Fitting-out Agreements will be disclosed in future annual reports and accounts of the Company in accordance with Rule 14A.45 and/or Rule 14A.46 of the Listing Rules.

INFORMATION ON THE GROUP, SLUL, MCS HOLDING, MCS PROPERTY AND GREEN CATERING

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

SLUL is principally engaged in property investment.

MCS Holding is an investment holding company and is principally engaged in foreign trade. MCS Property is principally engaged in property development. Green Catering is principally engaged in catering service.

DEFINITIONS:

"%"	per cent.;
"Annual Cap"	in respect of any year, the expected maximum aggregate annual value of the transactions in that year contemplated under the Tenancy Agreements and the Master Licence Agreement respectively, details of which are set out under the paragraph headed "The Annual Caps" under the section headed "Major terms of the Tenancy Agreements and the Master Licence Agreement" in this announcement, and "**Annual Caps**" shall be construed accordingly;
"Board"	the board of directors of the Company;
"Building"	the office building known as the "Central Tower" situated at 2 Sukhbaatar Square, SBD-8 Ulaanbaatar, Mongolia, including the car park located within the underground of the building;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"CPS"	car parking spaces in the underground car park located at the basement of the Building;
"Directors"	directors of the Company;
"Expiry Date"	6 May 2012, which is the last day of the Licence Term;

"Fitting-out Agreements"	the two fitting-out agreements both dated 7 May 2009 entered into between SLUL and MCS Property in relation to certain fitting-out works to be performed by MCS Property on (i) Levels 8, 14, 15 and 16 of the Building; and (ii) Level 17 of the Building, details of which are set out under the section headed "Major terms of the Fitting-out Agreements" in this announcement, and a "**Fitting-out Agreement**" means any of them;
"Green Catering"	Green Catering LLC, a wholly-owned subsidiary of MCS Holding;
"Group"	the Company and its subsidiaries;
"Indemnity Agreements"	(i) the indemnity agreement dated 7 May 2009 entered into by MCS Holding in favour of SLUL in relation to the Fitting-out Agreement relating to Levels 8, 14, 15 and 16 of the Building; and (ii) the indemnity agreement dated 7 May 2009 entered into by Green Catering in favour of SLUL in relation to the Fitting-out Agreement relating to Level 17 of the Building, details of which are set out under the paragraph headed "Indemnity Agreements" under the section headed "Major terms of the Fitting-out Agreements" in this announcement, and an "**Indemnity Agreement**" means any of them;
"Letters of Guarantee"	the two letters of guarantee both dated 7 May 2009 entered into by OJ in favour of SLUL in relation to the respective Tenancy Agreements, details of which are set out under the paragraph headed "Letters of Guarantee" under the section headed "Major terms of the Tenancy Agreements and the Master Licence Agreement" in this announcement, and a "**Letter of Guarantee**" means any of them;
"Licence Term"	for a period of 36 months commencing from 7 May 2009 and ending on 6 May 2012 (both days inclusive);
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Master Licence Agreement"	the master agreement dated 7 May 2009 entered into between SLUL and MCS Holding in relation to the licence of CPS;
"MCS Group"	MCS Holding and its subsidiaries;
"MCS Holding"	MCS Holding LLC, a company incorporated in Mongolia;
"MCS Property"	MCS Property LLC, a company incorporated in Mongolia and is a wholly-owned subsidiary of MCS Holding;
"MCS Tenants"	MCS Holding and Green Catering;
"MNT"	Mongolian tugrugs, the lawful currency in Mongolia;
"OJ"	Mr Odjargal Jambaljamts;

"P.C.U."	the payment calculation unit adopted for converting the amounts of rent and management fees in MNT payable under the Tenancy Agreements, and 1 P.C.U. equals to US$1.00;
"percentage ratios"	has the meaning ascribed to it under the Listing Rules;
"Premises"	(i) Levels 8, 14, 15, 16; and/or (ii) Level 17 (as the case may be) of Central Tower, 2 Sukhbaatar Square, SBD-8 Ulaanbaatar, Mongolia;
"revenue ratio"	has the meaning ascribed to it under the Listing Rules;
"SLUL"	Shangri-La Ulaanbaatar LLC, a company incorporated in Mongolia which is held as to 51% indirectly by the Company and 49% indirectly by MCS Holding;
"sq.m."	square meters;
"Tenancy Agreements"	(i) the tenancy agreement dated 7 May 2009 entered into between SLUL as landlord and MCS Holding as tenant in relation to the lease of Levels 8, 14, 15 and 16 of the Building; and (ii) the tenancy agreement dated 7 May 2009 entered into between SLUL as landlord and Green Catering as tenant in relation to the lease of Level 17 of the Building, details of which are set out under the section headed "Major terms of the Tenancy Agreements and the Master Licence Agreement" in this announcement, and a "**Tenancy Agreement**" means any of them;
"Transaction Documents"	the Tenancy Agreements, the Master Licence Agreement and the Fitting-out Agreements; and
"US$"	United States dollars, the lawful currency of the United States of America.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 11 May 2009

As at the date of this announcement, the Board comprises Mr Kuok Khoon Ean, Mr Kuok Khoon Loong, Edward, Mr Lui Man Shing and Mr Madhu Rama Chandra Rao as executive Directors; Mr Ho Kian Guan, Madam Kuok Oon Kwong, Mr Roberto V. Ongpin and Mr Ho Kian Hock (alternate to Mr Ho Kian Guan) as non-executive Directors; and Mr Alexander Reid Hamilton, Mr Timothy David Dattels, Mr Wong Kai Man, BBS, JP and Mr Michael Wing-Nin Chiu as independent non-executive Directors.

* *for identification purposes only*

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2009 MAY 18 A 2:44

OFFICE OF INTERNATIONAL CORPORATE FINANCE

12 May 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 11 May 2009 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

E\vw\SL Asia\Connected Transaction\ltr_ADR.doc.13

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotel Public Company Limited ("SHPCL") is a company listed on the Stock Exchange of Thailand ("SET") and a 73.61% owned subsidiary of Shangri-La Asia Limited. SHPCL released to SET an announcement (the "Announcement") today. The following is a reproduction of the Announcement as required by the Note to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Mr. Ho Kian Guan
Madam Kuok Oon Kwong
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Timothy David Dattels
Mr. Wong Kai Man, BBS, JP
Mr. Michael Wing-Nin Chiu

Hong Kong, 11 May 2009

* *For identification purpose only*

Shangri-La Hotel Public Company Limited
and its subsidiaries
Report and consolidated interim financial statements
For the three-month periods ended 31 March 2009

Review Report of Independent Auditor

To the Shareholders of Shangri-La Hotel Public Company Limited

I have reviewed the accompanying consolidated balance sheet of Shangri-La Hotel Public Company Limited and its subsidiaries as at 31 March 2009, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the three-month period ended 31 March 2009, and the separate financial statements of Shangri-La Hotel Public Company Limited for the same period. These financial statements are the responsibility of the Company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standard applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit and, accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated financial statements of Shangri-La Hotel Public Company Limited and its subsidiaries and the separate financial statements of Shangri-La Hotel Public Company Limited for the year ended 31 December 2008 were audited in accordance with generally accepted auditing standards by another auditor of our firm who expressed an unqualified opinion on those statements under her report dated 13 February 2009. The consolidated and separate balance sheets as at 31 December 2008, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on.

The consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2008 of Shangri-La Hotel Public Company Limited and its subsidiaries and the separate financial statements of Shangri-La Hotel Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under her report dated 12 May 2008, that nothing had come to her attention that caused her to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Thipawan Nananuwat
Certified Public Accountant (Thailand) No. 3459

Ernst & Young Office Limited
Bangkok: 11 May 2009

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Assets					
Current assets					
Cash and cash equivalents		687,040	739,359	597,013	649,193
Current investments - deposits at financial institutions		-	413	-	-
Trade accounts receivable		61,769	77,966	61,769	77,966
Less: Allowance for doubtful accounts		(1,272)	(1,226)	(1,272)	(1,226)
Trade accounts receivable - net	4	60,497	76,740	60,497	76,740
Inventories - net		35,496	37,167	35,496	37,167
Other current assets		16,498	14,548	16,483	14,525
Total current assets		799,531	868,227	709,489	777,625
Non-current assets					
Investments in subsidiaries	5	-	-	1,296,600	1,296,600
Investments in associates	6	-	-	-	-
Other long-term investments					
Investments in related parties	7	826,549	837,829	-	-
Investment in other company	8	110,419	110,419	-	-
Investment in available-for-sale securities	9	36,600	49,453	36,600	49,453
Loans to and accrued interest from related parties	10	495,152	508,207	-	-
Property, plant and equipment - net	11	3,575,954	3,582,272	3,574,100	3,580,418
Intangible assets - net		11,020	12,432	11,020	12,432
Deferred income tax		37,024	37,220	37,024	37,220
Deposits		17,681	20,439	17,681	20,439
Total non-current assets		5,110,399	5,158,271	4,973,025	4,996,562
Total assets		5,909,930	6,026,498	5,682,514	5,774,187

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Liabilities and shareholders' equity					
Current liabilities					
Bank overdrafts	12	14,626	14,888	14,626	14,888
Trade accounts payable		56,275	71,704	56,275	71,704
Construction payable		121,554	150,312	121,554	150,312
Amounts due to related parties	10	7,885	8,478	7,885	8,478
Other current liabilities					
Royalty, marketing and other fees payable	10	12,218	16,567	12,218	16,567
Value added tax payable		2,895	950	2,895	950
Retention payable		57,772	61,851	57,772	61,851
Accrued expenses		49,922	53,099	49,136	52,485
Others		70,485	97,097	61,971	88,118
		193,292	229,564	183,992	219,971
Total current liabilities		393,632	474,946	384,332	465,353
Non-current liabilities					
Interest payable to minority shareholders of subsidiaries		66,274	66,274	-	-
Rental deposits		14,097	14,947	14,097	14,947
Total non-current liabilities		80,371	81,221	14,097	14,947
Total liabilities		474,003	556,167	398,429	480,300

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Balance sheets (continued)

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008
		(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Shareholders' equity					
Share capital					
Registered					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Issued and fully paid up					
130,000,000 ordinary shares of Baht 10 each		1,300,000	1,300,000	1,300,000	1,300,000
Share premium		1,590,400	1,590,400	1,590,400	1,590,400
Unrealised gain (loss) on changes in value					
of investments in available-for-sale securities					
Other company	13	(13,507)	(457)	(13,507)	(457)
Related company	7	42,345	46,075	-	-
Translation adjustments		774,430	795,239	-	-
Retained earnings					
Appropriated - statutory reserve		130,000	130,000	130,000	130,000
Unappropriated		1,612,259	1,609,074	2,277,192	2,273,944
Total shareholders' equity		5,435,927	5,470,331	5,284,085	5,293,887
Total liabilities and shareholders' equity		5,909,930	6,026,498	5,682,514	5,774,187
		-	-	-	-

The accompanying notes are an integral part of the financial statements.

....

Directors

....

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Income statements

For the three-month periods ended 31 March 2009 and 2008

(Unit: Thousand Baht except basic earnings per share expressed in Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Revenues from hotel operations:				
Room	173,757	363,077	173,757	363,077
Food and beverage	110,458	230,794	110,458	230,794
Others	26,948	48,680	26,948	48,680
Total revenues from hotel operations	311,163	642,551	311,163	642,551
Cost of sales and services	(116,074)	(189,751)	(116,074)	(189,751)
Gross profit	195,089	452,800	195,089	452,800
Other incomes				
Gain on sales of equipment	10,059	100	10,059	100
Interest income	4,269	7,005	2,853	5,018
Reversal of allowance for diminution in value of investment	-	15,764	-	-
Other incomes	551	2,082	551	1,671
Income before expenses	209,968	477,751	208,552	459,589
Selling expenses	(20,980)	(33,864)	(20,980)	(33,864)
Administrative expenses	(74,152)	(105,206)	(73,825)	(104,900)
Management's remuneration	(12,200)	(13,173)	(12,200)	(13,173)
Depreciation and amortisation	(97,206)	(106,866)	(97,206)	(106,866)
Loss on loans to related company	(1,029)	(4,492)	-	-
Total expenses	(205,567)	(263,601)	(204,211)	(258,803)
Income before finance cost and corporate income tax	4,401	214,150	4,341	200,786
Finance cost	(301)	-	(301)	-
Income before corporate income tax	4,100	214,150	4,040	200,786
Corporate income tax (Note 14)	(915)	(59,686)	(792)	(59,686)
Net income for the period	3,185	154,464	3,248	141,100
Basic earnings per share (Baht)				
Net income	0.02	1.19	0.02	1.09

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements

For the three-month periods ended 31 March 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from operating activities:				
Net income before tax	4,100	214,150	4,040	200,786
Adjustments to reconcile net income before tax to net cash				
provided by (paid from) operating activities:				
Depreciation and amortisation	97,206	106,866	97,206	106,866
Doubtful accounts	46	660	46	660
Loss from stock obsolescenses	(230)	-	(230)	-
Gain on sales of equipment	(10,059)	(100)	(10,059)	(100)
Reversal of allowance for diminution in value of investment	-	(15,764)	-	-
Loss on loans to related company	1,029	4,492	-	-
Interest income	(4,269)	(7,005)	(2,853)	(5,018)
Interest expenses	301	-	301	-
Deferred income tax	-	(671)	-	(671)
Income from operating activities before changes in				
operating assets and liabilities	88,124	302,628	88,451	302,523
Decrease (increase) in operating assets:				
Trade accounts receivable	16,197	12,297	16,197	12,297
Inventories	1,901	(831)	1,901	(831)
Other current assets	(411)	211	(1,495)	211
Deposits	2,758	13,131	2,758	13,131
Increase (decrease) in operating liabilities:				
Trade accounts payable	(15,429)	4,943	(15,429)	4,943
Amount due to related parties	(593)	(3,888)	(593)	(3,888)
Royalty, marketing and other fees payable	(4,349)	11,493	(4,349)	11,493
Value added tax payable	1,945	12,702	1,945	12,702
Retention payable	(4,079)	11,356	(4,079)	11,356
Accrued expenses and other liabilities	(30,116)	8,016	(30,288)	8,228
Rental deposit	(850)	1,070	(850)	1,070
Cash flows from operating activities	55,098	373,128	54,169	373,235
Cash paid for interest	(301)	-	(301)	-
Cash paid for corporate income tax	(1,096)	(512)	(503)	(512)
Net cash flows from operating activities	53,701	372,616	53,365	372,723

The accompanying notes are an integral part of the financial statements.

(Unaudited but reviewed)

Shangri-La Hotel Public Company Limited and its subsidiaries

Cash flow statements (continued)

For the three-month periods ended 31 March 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Cash flows from investing activities:				
Decrease in current investments - deposits at financial institutions	413	170,000	-	170,000
Decrease in loans to related parties	-	13,988	-	-
Cash received from interest	3,074	6,491	2,891	4,514
Proceeds from sales of equipment	10,149	105	10,149	105
Acquisition of plant and equipment and payment of construction payable	(118,323)	(224,153)	(118,323)	(224,153)
Net cash flows used in investing activities	(104,687)	(33,569)	(105,283)	(49,534)
Cash flows from financing activities				
Increase in bank overdrafts	(262)	-	(262)	-
Net cash flows used in financing activitie	(262)	-	(262)	-
Translation adjustments	(1,071)	(1,462)	-	-
Net increase (decrease) in cash and cash equivalents	(52,319)	337,585	(52,180)	323,189
Cash and cash equivalents at beginning of period	739,359	717,518	649,193	673,466
Cash and cash equivalents at end of period	687,040	1,055,103	597,013	996,655
	-	-	-	-

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity

For the three-month periods ended 31 March 2009 and 2008

(Unit: Thousand Baht)

	Consolidated financial statements							
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities			Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Translation adjustments	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	787,183	741,685	130,000	1,562,852	6,114,407
Income and expenses recognised directly in equity:								
Unrealised gain (loss) in fair value of investments	-	-	8,715	(235,991)	-	-	-	(227,276)
Translation adjustments	-	-	-	-	(49,813)	-	-	(49,813)
Deferred tax recognised/transferred out from shareholders' equity	-	-	(2,614)	-	-	-	-	(2,614)
Net income and expenses recognised directly in equity	-	-	6,101	(235,991)	(49,813)	-	-	(279,703)
Net income for the period	-	-	-	-	-	-	154,464	154,464
Total income and expenses for the period	-	-	6,101	(235,991)	(49,813)	-	154,464	(125,239)
Balance as at 31 March 2008	1,300,000	1,590,400	8,388	551,192	691,872	130,000	1,717,316	5,989,168
								-
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	46,075	795,239	130,000	1,609,074	5,470,331
Income and expenses recognised directly in equity:								
Unrealised loss in fair value of investments	-	-	(13,050)	(3,730)	-	-	-	(16,780)
Translation adjustments	-	-	-	-	(20,809)	-	-	(20,809)
Net income and expenses recognised directly in equity	-	-	(13,050)	(3,730)	(20,809)	-	-	(37,589)
Net income for the period	-	-	-	-	-	-	3,185	3,185
Total income and expenses for the period	-	-	(13,050)	(3,730)	(20,809)	-	3,185	(34,404)
Balance as at 31 March 2009	1,300,000	1,590,400	(13,507)	42,345	774,430	130,000	1,612,259	5,435,927
								-

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries

Statements of changes in shareholders' equity (continued)

For the three-month periods ended 31 March 2009 and 2008

(Unit: Thousand Baht)

	Separate financial statements						
			Unrealised gain (loss) on changes in value of investments in available-for-sale securities		Retained earnings		
	Issued and fully paid-up share capital	Share premium	Other company	Related company	Appropriated	Unappropriated	Total
Balance as at 31 December 2007	1,300,000	1,590,400	2,287	-	130,000	2,273,070	5,295,757
Income and expenses recognised directly in equity:							
Unrealised gain in fair value of investments	-	-	8,715	-	-	-	8,715
Deferred tax recognised/transferred out from shareholders' equity	-	-	(2,614)	-	-	-	(2,614)
Net income and expenses recognised directly in equity	-	-	6,101	-	-	-	6,101
Net income for the period	-	-	-	-	-	141,100	141,100
Total income and expenses for the period	-	-	6,101	-	-	141,100	147,201
Balance as at 31 March 2008	1,300,000	1,590,400	8,388	-	130,000	2,414,170	5,442,958
Balance as at 31 December 2008	1,300,000	1,590,400	(457)	-	130,000	2,273,944	5,293,887
Income and expenses recognised directly in equity:							
Unrealised loss in fair value of investments	-	-	(13,050)	-	-	-	(13,050)
Net income and expenses recognised directly in equity	-	-	(13,050)	-	-	-	(13,050)
Net income for the period	-	-	-	-	-	3,248	3,248
Total income and expenses for the period	-	-	(13,050)	-	-	3,248	(9,802)
Balance as at 31 March 2009	1,300,000	1,590,400	(13,507)	-	130,000	2,277,192	5,284,085

The accompanying notes are an integral part of the financial statements.

Shangri-La Hotel Public Company Limited and its subsidiaries
Notes to interim financial statements
For the three-month periods ended 31 March 2009

1. General information

1.1 Corporate information

Shangri-La Hotel Public Company Limited ("the Company") is a public company incorporated and domiciled in Thailand. Its parent company is Shangri-La Asia Limited, which was incorporated in Bermuda. The Company operates its business in Thailand, and its principal activity is hotel operations in Bangkok and Chiang Mai provinces. The Company's registered address is 89 Soi Wat Suan Plu, Charoenkrung Road, Bangrak, Bangkok.

1.2 Economic crisis

The financial crisis experienced by the United States of America over the past year has had a far reaching adverse effect on the global economy as evidenced by sharp falls in share prices worldwide, a tight squeeze on credit including interbank lending, failures of large financial institutions and reduced consumer confidence. The crisis has substantially affected the business and financial plans of Thailand enterprises and asset value. Despite efforts made by governments of many countries to contain the crisis, it remains uncertain as to when the global economy will return to normalcy. These financial statements have been prepared on the bases of facts currently known to the Company, and on estimates and assumptions currently considered appropriate. However, they could be adversely affected by an array of future events.

2. Fundamental accounting assumption

2.1 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Thai Accounting Standard No. 41 (revised 2007) "Interim financial reporting", with the Company choosing to present condensed interim financial statements. However, The Company has presented the balance sheets, and the statements of income, changes in shareholders' equity, and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The financial statements in Thai language are the official statutory financial statements of the Company. The financial statements in English language have been translated from the Thai language financial statements.

2.2 Basis of consolidation

These consolidated financial statements are prepared applying the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008, with no structural changes related to subsidiaries occurring during the current period.

2.3 Accounting standards which are not effective for the current year

The Federation of Accounting Professions has also issued Notification No. 86/2551 mandating the use of new accounting standards as follows:

TAS 36 (revised 2007)	Impairment of Assets
TAS 54 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations

These accounting standards become effective for the financial statements for fiscal years beginning on or after 1 January 2009. The management has assessed the effect of these standards and believes that TAS 54 is not relevant to the business of the Company, whereas TAS 36 does not have any significant impact on the financial statements for the current period.

2.4 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008.

3. Seasonality of operations

The Company's operations are affected by the seasonality of the travel industry, with a high season running from September to March and a low season from April to August.

4. Trade accounts receivable

The balances of trade accounts receivable as at 31 March 2009 and 31 December 2008 are classified by aging as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	31 March 2009	31 December 2008
Less than 120 days	60,497	76,740
120 - 180 days	162	63
Over 180 days	1,110	1,163
Total	61,769	77,966
Less: Allowance for doubtful accounts	(1,272)	(1,226)
Trade accounts receivable - net	60,497	76,740

5. Investments in subsidiaries

(Unit: Thousand Baht)

Company's name	Paid-up capital	Separate financial statements					
		Shareholding percentage		Cost		Dividend received during the three-month periods ended 31 March	
		31 March 2009	31 December 2008	31 March 2009	31 December 2008	2009	2008
		Percent	Percent				
Town Development Co., Ltd.	Baht 1,303 million	100	100	1,303,000	1,303,000	-	-
Apizaco Limited (Held by Town Development Co., Ltd.)	HK$ 206 million	100	100	-	-	-	-
Hasfield Holdings Pte., Ltd. (Held by Town Development Co., Ltd.)	S$ 34 million	100	100	-	-	-	-
Zukerman Limited (Held by Apizaco Limited)	US$ 1	100	100	-	-	-	-
TRR - Kerry Development Co., Ltd. (Held by Town Development Co., Ltd.)	Baht 231 million	57.33	57.33	-	-	-	-
				1,303,000	1,303,000		
Less: Impairment on investment				(6,400)	(6,400)		
				1,296,600	1,296,600		

6. Investments in associates

Details of associates:

(Unit: Thousand Baht)

Associated companies (Held by Zukerman Limited)	Country of incorporation	Nature of business	Type of relationship	Paid-up capital	Consolidated financial statements: Shareholding percentage 31 March 2009	Shareholding percentage 31 December 2008	Cost 31 March 2009	Cost 31 December 2008	Carrying amount based on equity method 31 March 2009	Carrying amount based on equity method 31 Decembe 2008
					Percent	Percent				
Traders Yangon Co., Ltd.	Myanmar	Hotel	Shareholding and common directors	Kyat 21.60 million	23.53	23.53	32,140	32,140	-	-
Shangri-La Yangon Co., Ltd.	Myanmar	Not yet operational	Shareholding and common directors	Kyat 11.88 million	22.22	22.22	18,998	18,998	-	-
Traders Square Co., Ltd.	Myanmar	Not yet operational	Shareholding and common directors	Kyat 0.52 million	23.56	23.56	758	758	-	-
							51,896	51,896	-	-
Less: Effect from exchange rate							(660)	(1,486)		
							51,236	50,410		
Less: Allowance for diminution in value of investments							(51,236)	(50,410)		
							-	-		

7. Investments in related parties

(Unit: Thousand Baht)

	Country of incorporation	Nature of business	Type of relationship	Consolidated financial statements					
				Shareholding percentage		Investment value		Dividend received for the three-month periods ended 31 March	
				31 March 2009	31 December 2008	31 March 2009	31 December 2008	2009	2008
				Percent	Percent				
<u>Related company</u> – at cost									
(Held by Hasfield Holdings Pte., Ltd.)									
Cuscaden Properties Pte., Ltd.	Singapore	Hotel and commercial complex	Shareholding and common directors	14.60	14.60	389,540	389,540	-	-
Add (less): Effect from exchange rate						(2,384)	11,558		
						387,156	401,098		
<u>Securities for sale</u> – at fair value									
(Held by Apizaco Limited)									
Shangri-La Asia Ltd.	Bermuda	Holding company	Shareholding and common directors	0.38	0.38	397,048	390,656	-	-
Add: Unrealised gain on changes in the value of investments						42,345	46,075		
						439,393	436,731		
Total						826,549	837,829		

8. Investment in other company

(Unit: Thousand Baht)

	Consolidated financial statements	
	31 March 2009	31 December 2008
Don Muang Tollway Public Co., Ltd.	213,164	213,164
Less: Allowance for diminution in value of investment	(102,745)	(102,745)
	110,419	110,419

9. Investments in available-for-sale securities

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	31 March 2009	31 December 2008
Ordinary shares for Post Publishing Public Co., Ltd.	50,107	50,107
Add: Unrealised loss on change in the value of investment	(13,507)	(654)
	36,600	49,453

10. Related party transactions

Related parties comprise enterprises and individuals that control, or are controlled by, the Company, whether directly or indirectly, or which are under common control with the Company.

They also include associated companies and individuals which directly or indirectly own a voting interest in the Company that gives them significant influence over the Company, key management personnel, directors and officers with authority in the planning and direction of the Company's operations.

The Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those related parties. Below is a summary of those transactions for the three-month periods ended 31 March 2009 and 2008.

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements		Pricing policy
	2009	2008	2009	2008	
Transactions with related companies					
Interest income	1,242	1,829	-	-	Market rate
Revenue from hotel operations	6,049	4,857	6,049	4,857	Normal business price closed as charged to other customers
Royalty fee	11,151	20,042	11,151	20,042	Per contract
Marketing and promotion fees	3,132	6,464	3,132	6,464	Per contract
Advertising and reservation fees	3,353	2,745	3,353	2,745	Per contract

The balances of the accounts as at 31 March 2009 and 31 December 2008 between the Company and those related companies are as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
Loans to and accrued interest from related parties				
Subsidiaries				
TRR-Kerry Development Co., Ltd.	-	-	88,415	88,415
Total	-	-	88,415	88,415
Less: Allowance for loss on accrued interest	-	-	(88,415)	(88,415)
	-	-	-	-
Associated companies				
Non-interest bearing				
Traders Yangon Co., Ltd.	371,903	365,916	-	-
Shangri-La Yangon Co., Ltd.	259,428	255,251	-	-
Traders Square Co., Ltd.	48,159	47,384	-	-
	679,490	668,551	-	-
Interest bearing				
Traders Yangon Co., Ltd.	356,425	350,687	-	-
Shangri-La Yangon Co., Ltd.	21,779	21,428	-	-
	378,204	372,115	-	-
Total	1,057,694	1,040,666	-	-
Less: Allowance for losses on loans	(971,215)	(954,560)	-	-
	86,479	86,106	-	-
Related company				
Cuscaden Properties Pte., Ltd.	408,673	422,101	-	-
	495,152	508,207	-	-

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	31 March 2009	31 December 2008	31 March 2009	31 December 2008
Amounts due to related parties				
Associated company				
Traders Yangon Co., Ltd.	7,885	8,478	7,885	8,478
	7,885	8,478	7,885	8,478
Royalty, marketing and other fees payable				
Related companies				
Shangri-La International Hotel Management BV	6,935	8,303	6,935	8,303
Shangri-La International Hotel Management Limited (Hong Kong)	5,283	8,264	5,283	8,264
	12,218	16,567	12,218	16,567

Zukerman Limited, a subsidiary of Apizaco Limited, has investment in three associated companies in Myanmar, which are engaged in hotel business and the development of hotel and commercial complex. As at 31 March 2009, Zukerman Limited recorded total net investments in and loans to its associated companies of approximately Baht 86.5 million (31 December 2008: Baht 86.1 million). The hotel of one associate is currently operating and generates cash inflows, but two development projects have been suspended. Due to the situation in Myanmar, it is not possible to estimate when the two projects will resume. However, appropriate provisions have been made for these investments and loans.

During the current period, movements of loans to and accrued interest from related parties were as follows:

(Unit: Thousand Baht)

	Consolidated/Separate financial statements				
		For the three-month period ended 31 March 2009			
	Balance as at 1 January 2009	Increase	Decrease	Translation adjustments	Balance as at 31 March 2009
Subsidiaries					
TRR-Kerry Development Co., Ltd.	88,415	-	-	-	88,415
Associated companies					
Non-interest bearing					
Traders Yangon Co., Ltd.	365,916	-	-	5,987	371,903
Shangri-La Yangon Co., Ltd.	255,251	-	-	4,177	259,428
Traders Square Co., Ltd.	47,384	-	-	775	48,159
Interest bearing					
Traders Yangon Co., Ltd.	350,687	-	-	5,738	356,425
Shangri-La Yangon Co., Ltd.	21,428	-	-	351	21,779
Related company					
Cuscaden Properties Pte., Ltd.	422,101	1,242	-	(14,670)	408,673

11. Property, plant and equipment

Movements of the property, plant and equipment account during the three-month period ended 31 March 2009 are summarised below.

(Unit: Thousand Baht)

	Consolidated financial statements	Separate financial statements
Net book value as at 1 January 2009	3,582,272	3,580,418
Acquisitions during period – at cost	89,566	89,566
Disposal during period – net book value at disposal date	(90)	(90)
Depreciation for period	(95,794)	(95,794)
Net book value as at 31 March 2009	3,575,954	3,574,100

The Company has mortgaged land and construction located at Chiang Mai with a total net book value as at 31 March 2009 of Baht 1,243.61 million (31 December 2008: Baht 1,258.25 million) as collateral against credit facilities received from a domestic bank. During the current period, the Company has not yet drawn such facilities.

The balance as of 31 March 2009 includes property, plant and equipment of a new hotel in Chiang Mai amounting to Baht 1,986.3 million (31 December 2008: Baht 2,036.2 million).

12. Bank overdrafts

Bank overdrafts carry interest at MOR per annum and are unsecured.

13. Unrealised gain (loss) on changes in value of investment in available for sales securities - other company

(Unit: Thousand Baht)

	Consolidated/Separate financial statements	
	31 March 2009	31 December 2008
Unrealised loss on changes in value of investment (Note 9)	(13,507)	(654)
Less: Effect of deferred income tax	-	197
	(13,507)	(457)

14. Corporate income tax

Corporate income tax expenses for the three-month periods ended 31 March 2009 and 2008 can be summarised as follows:

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
Income tax payable on taxable profit	915	60,357	792	60,357
Deferred income tax relating to (increase) decrease in temporary differences	-	(671)	-	(671)
Income tax as included in income statements	915	59,686	792	59,686

Current income tax was calculated on net income before income tax for the periods, after adding back expenses and deducting income which are disallowable for tax computation purposes, using the effective tax rate.

15. Financial information by segment

The operations of the Company and its subsidiary companies involve two main industry segments, the hotel business and investment holdings, and business is carried on both in Thailand and overseas. The overseas business comprises only investment holding activities and, during the three-month periods ended 31 March 2009 and 2008, there were no material activities pertaining to this investment holding segment. For this reason financial information by either industry segment or geographic area has not been presented.

16. Commitments and contingent liabilities

16.1 Capital commitments

As at 31 March 2009, the Company had capital commitments in respect of construction and renovation of the building of hotel in Bangkok amounting to approximately Baht 361.95 million (31 December 2008: Baht 193.04 million) and construction of the building of hotel in Chiang Mai amounting to approximately Baht 71.24 million (31 December 2008: Baht 37.12 million).

16.2 Guarantees

As at 31 March 2009, there were outstanding bank guarantees of approximately Baht 14.66 million (31 December 2008: Baht 14.66 million) issued by banks on behalf of the Company in respect of letters of guarantee for electricity usage.

17. Royalty agreement

On 1 January 1990, the Company entered into a royalty agreement with Shangri-La International Hotel Management BV whereby the latter grants to the Shangri-La Hotel, Bangkok a license to use the copyright, trade marks, know-how and other rights subsisting in the Shangri-La system. The hotel is committed to pay agreed fees as specified in the agreement, which has a term of 20 years commencing from January 1990 and is renewable for another term of 10 years. Royalty fees for the three-month periods ended 31 March 2009 and 2008 amounted to approximately Baht 10.3 million and Baht 18.8 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management BV agreed to amend the royalty agreement in order to grant an additional license to the Shangri-La Hotel, Chiang Mai, with agreed fees as specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai and terminates on the same date as the original agreement. Other terms and conditions of the original agreement remain the same. Royalty fee for the three-month periods ended 31 March 2009 and 2008 amounted to approximately Baht 0.8 million and Baht 1.3 million, respectively.

18. Marketing and promotion agreement

On 1 January 1986, the Company entered into a marketing and promotion agreement with Shangri-La International Hotel Management Limited (Hong Kong) whereby the latter will provide the Shangri-La Hotel, Bangkok with marketing and promotion services through the Shangri-La Group of Hotels. The hotel agrees to share part of the Group's marketing and promotion expenses on the basis specified in the agreement. The agreement was effective from 1 March 1986, and can be terminated by mutual agreement. Marketing and promotion expenses shared to the Company for the three-month periods ended 31 March 2009 and 2008 amounted to approximately Baht 2.9 million and Baht 6.0 million, respectively.

On 1 June 2007, the Company and Shangri-La International Hotel Management Limited (Hong Kong) agreed to amend the marketing and promotion agreement to additionally include the provision of marketing and promotion services through the Shangri-La Group of Hotels to the Shangri-La Hotel, Chiang Mai with agreement to share part of the Group's marketing and promotion expenses on the basis specified in the amendment to the agreement. The term of the amendment to the agreement is effective from the opening date of the Shangri-La Hotel, Chiang Mai. Other terms and conditions of the original agreement remain the same. Marketing and promotion expenses shared to the Company for the three-month periods ended 31 March 2009 and 2008 amounted to approximately Baht 0.3 million and Baht 0.4 million, respectively.

19. Subsequent event

On 28 April 2009, the Annual General Meeting of the Company's shareholders has approved the payment of annual dividend in respect of the 2008 income of Baht 1 per share, or a total of Baht 130 million to be paid to the shareholders on 27 May 2009.

Such dividend will be paid and recorded during the second-quarter of the year 2009.

20. Approval of interim financial statements

These interim financial statements were authorised for issue by the Company's Board of Directors on 11 May 2009.

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Net profit decraese more than 20 percentage
Date/Time	11 May 2009 18:18:32

To : Managing Director
The Stock Exchange of Thailand
Date : May 11, 2009
Re : Clarification for decrease for more than 20% in the net profit of Shangri-La Hotel Public Company Limited ("the Company") for the three-month period ended March 31, 2009 when compared to the corresponding period of 2008

The Board of Directors is pleased to announce the Company's results for the three-month period ended March 31, 2009 as follows:-

Net profit / (loss) after corporate income tax for the three-month period ended March 31, 2009 and 2008:

(Baht in million)	2009	2008	Change (%)
The Company	3.25	141.10	(97.69)
Consolidated	3.19	154.46	(97.93)

The Company:

The Company's net profit before finance cost and corporate income tax for the three-month period ended March 31, 2009 decreased by Baht 196.45 million to Baht 4.34 million against Baht 200.79 for the corresponding period last year. This was attributed to the reduction in profit of Shangri-La Hotel, Bangkok by Baht 191.75 million and increase in loss of Shangri-La Hotel, Chiang Mai of Baht 4.69 million. Gross profit of Shangri-La Hotel, Bangkok reduced by Baht 257.71 million. Selling and administrative expenses and depreciation decreased by Baht 35.81 million and Baht 17.33 million, respectively. The decrease in Shangri-La Hotel, Bangkok's profit came from the decline in room and food and beverage revenues which was mainly affected by the political situation in Thailand, global financial crisis and hotel renovation on its restaurants, guest rooms and function rooms. Gross profit of Shangri-La Hotel, Chiang Mai decreased by Baht 6.19 million. Selling and administrative expenses reduced by Baht 9.12 million, depreciation increased by Baht 7.67 million while other income slightly increased by Baht 0.04 million. Consequently, loss before finance cost of Shangri-La Hotel, Chiang Mai increased by Baht 4.69 million. The corporate income tax decreased from Baht 59.69 million to Baht 0.79 million due to profit's reduction. As a result, the net profit after tax for the three-month period ended March 31, 2009 decreased to Baht 3.25 million compared to Baht 141.10 million for the three-month period ended March 31, 2008 (decreased by 97.69%).

Consolidated:

The consolidated's net profit before finance cost and corporate income tax for the three-month period ended March 31, 2009 decreased by Baht 209.75 million to Baht 4.40 million against Baht 214.15 million for the corresponding period last year. The reduction in consolidated's profit of Baht 209.75 million was attributed to the decrease in Company's net profit before finance cost and corporate income tax of Baht 196.44 million and the decrease in profit of subsidiaries of Baht 1.01 million. Allowance for diminution in value of investment in Don Muang Tollway Public Company Limited amounting to Baht 15.76 million was reversed in last year while no transaction in this year. Whereas provision for loss on loans to related company decreased from Baht 4.49 million to Baht 1.03 million. Consequently, the consolidated profit before corporate income tax for the three-month period ended March 31, 2009 decreased from Baht 214.15 million to Baht 4.10 million. The corporate income tax hence decreased from Baht 59.69 million to Baht 0.92 million. As a result, the consolidated's net profit after tax for the three-month period ended March 31, 2009 came to Baht 3.19 million against Baht 154.46 million for the corresponding period of year 2008 (decreased by 97.93%).

Yours faithfully,

____

Mrs. Pavinee Meensuk
Director and Company Secretary

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(Reviewed Quarter-1 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED

Reviewed (In thousands)

Ending 31 March

The Consolidated Financial Statement

Year	Quarter 1 2009	2008
Net profit (loss)	3,185	154,464
EPS (baht)	0.02	1.19

The Company Financial Statement

Year	Quarter 1 2009	2008
Net profit (loss)	3,248	141,100
EPS (baht)	0.02	1.09

Type of report:

Unqualified Opinion

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________________

(Mrs. Pavinee Meensuk)

Position Director and Company Secretary

Authorized to sign on behalf of the company

ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

News Detail

Symbol	SHANG
Source	SHANG
Headline	Report on Names and Scope of Work of the Audit Committee
Date/Time	11 May 2009 18:19:44

F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors ("the Board") of Shangri-La Hotel Public Company Limited ("the Company") would like to inform you that during its Board Meeting No. 2/2009 held on May 11, 2009, the Board resolved to change the scope of duties and responsibilities of the Audit Committee of the Company according to the Notification of the Stock Exchange of Thailand *on Qualifications and Operation Scope of the* Audit Committee B.E. 2551.

The above change shall be effected from May 11, 2009.

The Audit Committee consists of:
1. Chairman of the Audit Committee : Mr.Kovit Poshyananda (remaining term in office : 6 months)
2. Member of the Audit Committee : Mr. Jayavadh Bunnag (remaining term in office : 6 months)
3. Member of the Audit Committee : Mr. Kledchai Benja-athonsirikul (remaining term in office : 6 months)

Secretary of the Audit Committee : Ms. Ubonwadee Maneesai

Enclosed herewith are 3 copies of the certificates and biography of the members of the Audit Committee. The Chairman of the Audit Committee has adequate expertise and experience to review creditability of the financial reports.

The Audit Committee of the Company is accountable to the Board and the main duties and responsibilities are:

1. To review the financial reporting process of the Company to ensure accurate and adequate disclosure;

2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient;

3. To ensure the Company is in compliance with the Securities and Exchange Acts, the regulations of the Stock Exchange of Thailand, and any other laws governing the Company's business;

4. To determine the independence of the internal audit department, as well as to approve the appointment, transmission and dismissal of the internal audit manager;

5. To consider, select and nominate an independent person to act as an external auditor of the Company, to recommend his/her remuneration, and to attend the non-management meeting with the external auditor at least once a year;

6. To review and ensure that connected transactions or the transactions that may lead to potential conflict of interest are conducted in compliance with the laws and regulations of the Stock Exchange of Thailand so as to ascertain such transactions are for the best interests of the Company;

7. To prepare and disclose the Report of the Audit Committee in the Annual Report of the Company. The Report of the Audit Committee must be signed by the Chairman of the Audit Committee and contains the following details:

.../2

-2-

(a) The opinion of the Audit Committee regarding the accuracy, completeness, reliability of the financial statements of the Company;
(b) The opinion of the Audit Committee regarding the adequacy of the internal control system of the Company;
(c) The opinion of the Audit Committee regarding the compliance with the Securities and Exchange Acts, the regulations of the Stock Exchange of Thailand, and any other laws governing the Company's business;
(d) The opinion of the Audit Committee regarding the suitability of the external auditor of the Company;
(e) The opinion of the Audit Committee regarding the transactions that may lead to potential conflict of interest;
(f) The number of the meeting of the Audit Committee held during the year and individual attendance of each member;
(g) Any other opinions or remarks received by the Audit Committee, when performing its duty in accordance with the Charter of the Audit Committee; and
(h) Other issues deemed necessary to be disclosed to the shareholders and the investors under the roles and responsibilities authorized by the Board.

8. In performing the duty of the Audit Committee, when the following transactions or actions that may materially affect the financial status or operational performance of the Company are found or suspected, the Audit Committee must report the finding of the said event to the Board for corrective actions within a proper period as fixed by the Audit Committee:
(a) Transaction with conflict of interest;
(b) Fraud, irregularity or material defect in the internal control system; and
(c) Violation of the Securities and Exchange Acts, the regulations of the Stock Exchange of Thailand, and any other laws governing the Company's business.

In the case that the Board or the management fails to make rectification within the specified period, any one of the Audit Committee member may report such transactions or actions to the Securities and Exchange Commission or the Stock Exchange of Thailand;

9. To review and ensure efficiency of the risk management system of the Company;

10.To review and amend the Charter of the Audit Committee, subject to the approval of the Board; and

11.To perform any other tasks as assigned by the Board and agreed by the Audit Committee.

The Company hereby certifies that
1. The qualifications of the members of the Company's Audit Committee meet all the requirements of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the Audit Committee of the Company as stated above meet all the requirements of the Stock Exchange of Thailand.

Signed Director
(Mdm. Kuok Oon Kwong) (Mrs. Chanida Asdathorn)

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